================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2000

                              Ceragon Networks Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X   Form 40-F
          ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    No X
   ---   ---

NY2:\978717\01\KZ6L01!.DOC\47958.0003

                  The following are included in this Report on Form 6-K:

                  1.       Press release dated October 24, 2000.

CERAGON NETWORKS LOGO

FOR IMMEDIATE RELEASE
---------------------

          CERAGON NETWORKS LTD. ANNOUNCES RECORD THIRD QUARTER RESULTS

                      REVENUE INCREASES 56% FROM Q2 OF 2000

         TEL AVIV, ISRAEL, OCTOBER 24, 2000--Ceragon Networks Ltd. (NASDAQ:
CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, today announced record results for the third quarter, which ended September 30, 2000.
     Revenues for the third quarter hit a record at $8.3 million, rising 56.3% from Q2 of 2000 and representing a 538% increase over revenues of $1.3 million in the third quarter of 1999. The rapid revenue growth reflects the company's capitalization on the emerging global demand for broadband networks. Ceragon Networks' successful IPO was completed on August 4th, 2000 and raised approximately $98 million.
     Gross profit(*) in the third quarter was $3.6 million, or 43.2% of revenues, compared to a gross profit of $0.2 million, or 15.7% of revenues, in the third quarter of 1999. Net loss for the third quarter of 2000 was $0.8 million, or $0.04 basic and diluted net loss per ordinary share, compared to $1.5 million, or $0.15 basic and diluted net loss per ordinary share for the third quarter of 1999. This compares to a net loss in the second quarter of 2000 of $1.1 million, or $0.08 basic and diluted net loss per ordinary share.
     Revenues for the first nine months of the year increased to $16.9 million from $ 2.2 million in the first nine months of 1999. Gross profit for the first nine months was $7.2 million, or 42.7% of revenues, compared to a gross profit of $0.3 million, or 15.0% of revenues, in the first nine months of 1999. Net loss for the first nine months of 2000 was $3.1 million, or $0.21 basic and diluted net loss per ordinary share. Net loss for the first nine months of 1999 was $3.9 million, or $0.59 basic and diluted net loss per ordinary share.

(*) Gross profit, net loss and net loss per share are pro-forma (see note 1).

                                     (MORE)

CERAGON NETWORKS RECORD Q3 RESULTS--2

         "The increased global demand for high-capacity connectivity is favorably reflected in our financial performance," said Shraga Katz, president and CEO, Ceragon Networks. "Our financial success reflects a precise execution of our strategy as shown by our industry leading gross margin. We have clearly identified and seized a business opportunity in this market and are accelerating the company's growth by increasing our manufacturing capacity and R&D activities.
         "We have been able to increase revenues by strengthening our strategic relationships with companies such as Nortel and Siemens, and by expanding commercial deployments worldwide with leading service providers such as FirstMark Communications," continued Katz. "A key differentiator for Ceragon is our broad customer base, which spans North America, Europe and Asia-Pacific."

NOTE 1 - PRO-FORMA FINANCIAL PRESENTATION
  Pro-forma results are presented for informational purposes only. Pro-forma financial results exclude the effect of stock-based, non-cash deferred compensation expense and exclude the effect of non-cash dividend related to convertible preferred shares.

ABOUT CERAGON NETWORKS LTD.
---------------------------
         Ceragon Networks Ltd. is a pacesetter in broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European Headquarters in the UK. More information is available at www.ceragon.com. Ceragon Networks - the shape of next generation networks.

                                     (MORE)

CERAGON NETWORKS RECORD Q3 RESULTS--3

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
                                  PROFORMA (*)
                                                                 FOR THE THREE MONTHS       FOR THE NINE MONTHS
                                                                 ENDED SEPTEMBER 30         ENDED SEPTEMBER 30
                                                                 ------------------         ------------------
                                                                   1999         2000        1999          2000
                                                                   ----         ----        ----          ----
                                                                                   (UNAUDITED)
                                                              -----------------------------------------------------
Revenues                                                      $      1,307 $      8,345  $      2,166  $     16,881
Cost of revenues                                                     1,101        4,742         1,842         9,669
                                                                 ---------   ----------     ---------    ----------
         Gross profit                                                  206        3,603           324         7,212
                                                                 ---------   ----------     ---------    ----------

Operating expenses
  Research and development                                           1,391        2,922         3,530         6,497

  Less: participation by the Chief
    Scientist of the Government of Israel                              394          598         1,096         1,761
                                                                 ---------   ----------     ---------    ----------
  Research and development, net                                        997        2,324         2,434         4,736
                                                                 ---------   ----------     ---------    ----------

  Marketing and selling                                                580        2,393         1,389         5,438
  General and administrative                                           142          541           335         1,170
                                                                 ---------   ----------     ---------    ----------

         Total operating expenses                                    1,719        5,258         4,158        11,344
                                                                 ---------   ----------     ---------    ----------
Operating loss                                                      (1,513)      (1,655)       (3,834)       (4,132)

Financing income (expenses), net                                        50          863           (72)        1,060
                                                                 ---------   ----------     ---------    ----------
         Net loss                                             $     (1,463)$       (792) $     (3,906) $     (3,072)
                                                                 =========   ==========     =========    ==========

Net loss attributable to ordinary shareholders                      (1,463)        (792)       (3,906)       (3,072)

Basic and diluted net loss per ordinary share                 $      (0.15)$      (0.04) $      (0.59) $      (0.21)
                                                                 =========   ==========     =========    ==========

Weighted average number of ordinary shares outstanding           9,670,562   18,377,620     6,627,335    14,779,027
                                                                 =========   ==========     =========    ==========




         (*) Pro-forma results are presented for informational purposes only. Pro-forma financial results exclude the effect of stock-based non-cash deferred compensation expense and exclude the effect of non-cash dividend related to convertible preferred shares.


                                     (MORE)

                      CERAGON NETWORKS RECORD Q3 RESULTS--4
                                  BALANCE SHEET
              (IN THOUSANDS OF U.S DOLLARS, EXCEPT PER SHARE DATA)
                                                                                       DECEMBER 31       SEPTEMBER 30
                                                                                           1999              2000
                                                                                       -----------       ------------
                                                                                        (AUDITED)        (Unaudited)
Current assets
  Cash and cash equivalents                                                          $    1,149               83,893
  Short-term deposits                                                                         -               10,084
  Trade receivables, net                                                                  1,851                6,588
  Other receivables                                                                         688                3,032
  Inventories                                                                              2,723              14,599
                                                                                       -----------       ------------
      Total current assets                                                                6,411              118,196
                                                                                       -----------       ------------
Property and equipment
  Cost                                                                                    1,963                5,655
  Less - accumulated depreciation                                                           673                1,125
                                                                                       -----------       ------------
                                                                                          1,290                4,530
                                                                                       -----------       ------------

Deposits with insurance companies                                                           237                  425
                                                                                       -----------       ------------
      Total assets                                                                   $    7,938              123,151
                                                                                       ===========       ============

Current liabilities
  Trade payables                                                                     $    1,850                7,766
  Other payables and accrued expenses                                                     1,196                3,124
                                                                                       -----------       ------------
      Total current liabilities                                                           3,046               10,890
                                                                                       -----------       ------------

Long-term liabilities
  Loan from related party                                                                 1,173                    -
  Accrued severance pay                                                                     389                  830
                                                                                       -----------       ------------
      Total long-term liabilities                                                         1,562                  830
                                                                                       -----------       ------------
      Total liabilities                                                                   4,608               11,720
                                                                                       -----------       ------------

Commitments
Shareholders' equity
  Share capital
    Ordinary shares of NIS 0.01 par value:
      Authorized  - as of December 31, 1999 and September 30, 2000
         17,500,000 and 57,500,000 shares respectively; issued and
outstanding as of December 31, 1999 and September 30, 2000 5,240,750                         16                   52
         and 20,517,521 shares, respectively
    Preferred shares of NIS 0.01 par value:
      Authorized - as of December 31, 1999 and September 30, 2000
         20,000,000 and none shares respectively; issued and
outstanding as of December 31, 1999 and September 30, 2000
         5,052,000 and none shares, respectively                                             12                    -
    Additional paid-in capital                                                           25,471              170,200
    Deferred compensation                                                               (10,272)             (14,462)
    Accumulated deficit                                                                 (11,897)             (44,359)
                                                                                       -----------       ------------
  Total shareholders' equity                                                              3,330              111,431
                                                                                       -----------       ------------
  Total liabilities and shareholders' equity                                         $    7,938              123,151
                                                                                       ===========       ============

                                     (MORE)

CERAGON NETWORKS RECORD Q3 RESULTS--5

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                                 For the three months        For the nine months
                                                                 ended September 30          ended September 30
                                                                 --------------------        -------------------
                                                                  1999         2000          1999          2000
                                                                  ----         ----          ----          ----
                                                                                   (Unaudited)
                                                              -----------------------------------------------------
Revenues                                                      $      1,307 $      8,345  $      2,166  $     16,881
Cost of revenues                                                     1,101        4,742         1,842         9,669
                                                                 ---------   ----------     ---------    ----------
         Gross profit before non-cash compensation                     206        3,603           324         7,212
         expense
Non cash compensation expense                                           17          170            48           437
                                                                 ---------   ----------     ---------    ----------
         Gross profit                                                  189        3,433           276         6,775
                                                                 ---------   ----------     ---------    ----------

Operating expenses
  Research and development, net of non-cash
    compensation expense of $49, $1,006, $123,                       1,391        2,922         3,530         6,497
    $2,526

  Less: participation by the Chief
    Scientist of the Government of Israel                              394          598         1,096         1,761
                                                                 ---------   ----------     ---------    ----------
  Research and development, net                                        997        2,324         2,434         4,736
                                                                 ---------   ----------     ---------    ----------

  Marketing and selling, net of non-cash compensation
    expense of $209, $818, $315, $2,333                                580        2,393         1,389         5,438
  General and administrative, net of non cash
    compensation expense of $338, $769, $337,
    $1,766                                                             142          541           335         1,170

  Amortization of deferred compensation                                596        2,593           775         6,625
                                                                 ---------   ----------     ---------    ----------
         Total operating expenses                                    2,315        7,851         4,933        17,969
                                                                 ---------   ----------     ---------    ----------
Operating loss                                                      (2,126)      (4,418)       (4,657)      (11,194)

Financing income (expenses), net                                        50          863           (72)        1,060
                                                                 ---------   ----------     ---------    ----------
         Net loss                                             $     (2,076)$     (3,555) $     (4,729) $    (10,134)
                                                                 =========   ==========     =========    ==========

Dividend related to convertible preferred shares                         -            -             -       (22,328)

Net loss attributable to ordinary shareholders                      (2,076)      (3,555)       (4,729)      (32,462)

Basic and diluted net loss per ordinary share                 $      (0.21)$      (0.19) $      (0.71) $      (2.20)
                                                                 =========   ==========     =========    ==========

Weighted average number of ordinary shares outstanding           9,670,562   18,377,620     6,627,335    14,779,027
                                                                 =========   ==========     =========    ==========

                                     (MORE)

CERAGON NETWORKS RECORD Q3 RESULTS--6

         Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contacts:         Brad Ritter
                  GAJ Services Inc.
                  740-363-2141
                  britter@gajservices.com
                  -----------------------

                  Shimon Gal (Investors)
                  Ceragon Networks Ltd.
                  972-3-766-4295
                  ir@ceragon.com
                  --------------

                  Laura Yatim (Media)
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  pr@ceragon.com
                  --------------






                                       ###

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CERAGON NETWORKS LTD.



Date:    November 2, 2000                   By:/s/  SHIMON GAL
                                               --------------------------------
                                               Shimon Gal
                                               Chief Financial Officer